Offering Statement for Deskless Workers Inc. (“Deskless Workers”)

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss:	paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company’s control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Deskless Workers Inc.

   147 154TH PL NE

   BELLEVUE, WA 98007

Eligibility

2. **The following are true for Deskless Workers Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Uri Stern

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2015	Present	Stern Software	CTO
01/01/2019	Present	Deskless Workers Inc.	CTO

   Short Bio: Uri has been DW's Chief Technology Officer since 2019. Uri founded Stern Software Agency in 2015 and received a Bachelor's Degree from Lynn University in 1991. Work Experience:

(https://www.linkedin.com/in/uristern/)

Name
Michael Herr

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2014	Present	Summit Family Office Services LLC	Executive Vice President
12/19/2015	Present	Deskless Workers Inc.	Co-founder & President

Short Bio: Michael cofounded DW in 2015. He has served as President of DW since its founding. Michael was educated in South Africa, is a photography enthusiast, and has worked in Investment Management for over 30 years. Work Experience: (https://www.linkedin.com/in/michael-herr-3439214/)

Name
David Young

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
12/01/2014	Present	Summit Family Office Services LLC	Founder & Managing Director
12/19/2015	Present	Deskless Workers Inc.	Co-founder & CEO
01/01/2009	Present	Summit Private Consulting Group	Founder & Consultant

Short Bio: David co-founded Deskless Workers in 2015. He has served as CEO of the company since its founding. David's last company was sold to Chicago-based Cleversafe which was acquired by IBM in 2015. David has a Master's Degree from Seattle University and an Undergraduate Degree from the University of Puget Sound. Work Experience: (https://www.linkedin.com/in/daveyoungcsak/)

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

David Young

Securities:	10,148,064
Class:	Common Stock

Voting Power:	53.6%

David Young

Securities:	1,948,205
Class:	Preferred Stock
Voting Power:	53.6%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Prior to Deskless Workers, the company founders developed software algorithms and core technologies for data storage. Their company, Peerify Technologies was purchased by Chicago-based Cleversafe Inc., the industry leader in Dispersed Data Storage solutions. Shortly thereafter, IBM purchased Cleversafe for $1.2 billion dollars putting Peerify algorithms at the heart of cloud storage systems worldwide. The founders were eager to pursue other opportunities in Big Data and inspiration struck while watching their millennial-aged children communicate via pictures on their mobile phones. Photo sharing was becoming a new form of communication and this demographic represented half of all employees in the United States and over three-quarters of workers worldwide. The founders saw a large, untapped opportunity to adopt millennial preferences for visuals content and collaborative information exchange to create a more engaged workforce. Gallup estimates that disengaged workers cost employers $500 billion per year in the US alone. Costs come in the form of lower productivity, higher turnover, and low job satisfaction. Impacts extend beyond the job, negatively impacting human relationships and shared communities. Our mission is to embrace the habitual attachment humans have with their mobile devices to grow deeper, more authentic connections between employees and companies. Our technology makes work more rewarding and facilitates desired business outcomes. Our early years were spent developing proprietary technologies to detect adjectives and adverbs in pictures and videos sourced from around the world with our partner Kodak Inc. With co-investment from Microsoft, we built an Artificial Intelligence (AI) neural network capable of recognizing attributes in visual content that attract, engage, and motivate people. We named our technology "Engagement AI" and have applied for numerous patents protecting the invention. Our intellectual property investments focus on the business frontier and seek to stake out vast features and application spaces for perfecting tasks, identifying and rewarding achievement, leveraging frontline and back-office influencers, and matching people with roles, companies, and other professionals. Engagement AI positions Deskless Workers to offer differentiable, market-leading applications and services to users around the globe. Deskless Workers fulfill business goals by delivering what today's workers seek using habits and methods embraced in every other area of their lives – no training necessary. Businesses that cultivate human connections from within are outperforming their competitors. They consistently attract and retain top talent, increase productivity, and lead their market with innovations. Our innovations in visual engagement speak across languages and roles. We have designed our initial applications to be simple and intuitive while generating valuable, real-time insights for management and users. Mobile-first and "no manual" required, we dedicate ourselves to improving the lives of users who work in the field, on the frontline, or outside an office. The Deskless Workers Platform is fully developed and has been tested for military and private sector use. Our infrastructure plans to support large deployments in excess of 1 million users. Unlike other solutions, Deskless Workers Platform is flexible to enable turnkey personalization and customized feature development to add new functionalities or integrations at a customer's request. There is no new infrastructure, time, or cost investment required for out-of-the-box deployments. Software as a Service (SAAS) Model – Per User Pricing: The majority of Deskless Workers revenue came from per-user monthly or annual charges for access to the platform. These charges range between $3 and $12.50 per user per month. Volume discounts and advance payment discounts can apply. User fees are trued-up quarterly or semi-annually with overage applied to the next true-up period. Cost per

View (CPV): Deskless Workers products can also charge sponsors/brands per view when users watch a training and an additional fee when users complete and pass a knowledge assessment. The market indicates the cost per view in the $10 - $25 range. Unlike most CPV models, Deskless Workers aims to verify information retention with tests and encourage future worker engagement by providing achievement-based credentials that are portable from job to job. Other Revenue & Deskless Workers Customer Success Coordinator: Deskless Workers charges customers for custom development, integrations with 3rd party software, and platform administration services. Every new customer gets a free Customer Success Coordinator (CSC) free for 30-90 days, depending on the number of users. The CSC personalizes the platform for customer deployment, loads new users onto the system, and trains the company administrator on all tasks related to the system. The CSC also conducts online tutorials and best practice events for users across all company roles. At the end of their involvement, the CSC provides a readout of adoption and success metrics including areas for improvement and associated corrective strategies. In some cases, the CSC plans to continue to work with the client for free. Clients have the option of having a Deskless Workers CSC administer their platform for a monthly fee ranging from $500 - $8,000 per month. Custom Development and Integrations: When a customer wants a specialized feature developed or integrated with third-party software platforms, Deskless Workers aims to create a Statement of Work (SoW) and bill associated work to the customer. All of this development plans to be supervised by Deskless Workers. Future Revenue Opportunities As Deskless Workers platform users grow in both number and diversity we aim to create a LinkedIn-type service for workers to network, grow skills, showcase their achievements, and match themselves with other professionals and companies. Revenue opportunities include advertising, career placement bounties, anonymized data sales, and content revenue share.

Deskless Workers currently has 11 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Deskless Workers Inc. speculative or risky:**

   1. Risks from Pandemics We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to

which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

3. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

4. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

5. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

6. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

7. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

8. Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

9. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

10. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

11. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

12. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

13. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities*

regulations may apply, and each Investor should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

14. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

15. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

16. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

17. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

18. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover,

the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

19. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Deskless Workers Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We aim to use the proceeds to support partner sales programs of Deskless Workers products to government and private sector customers. We also plan to use proceeds to develop an online direct-to-customer channel and targeted internet marketing programs.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$49,000
Compensation for managers	$0	$100,000
R&D	$0	$150,000
Sales & Marketing	$9,510	$451,000
Launch direct channel	$0	$100,000
Partner Sales Support	$0	$150,000
Total Use of Proceeds	**$10,000**	**$1,000,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Deskless Workers Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $2 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	90,000,000	19,393,138	Yes	Carries 1 vote per share.
Preferred Stock	10,000,000	3,449,340	Yes	Carries 1 vote per share.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Warrants	Exercise Price $0.69 - $0.93 Time to Maturity (years) 2 - 4	2,132,428
Equity Incentive Plan	Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. As of December 31, 2021, 2,465,000 options have been granted from the Plan.	5,500,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

There is no convertible debt outstanding. The company has 5,500,000 shares reserved for option issuance under the equity incentive plan as well as 2,132,428 warrant contracts. If those contracts are exercised, your ownership in the company would be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of Deskless Workers, Inc. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the Manager and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   ▪ **additional issuances of securities,**

   ▪ **issuer repurchases of securities,**

   ▪ **a sale of the issuer or of assets of the issuer or**

   ▪ **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SBA EIDL Loan
Amount Outstanding:	$365,000
Interest Rate:	3.8%
Maturity Date:	June 1, 2051
Other Material Terms:	PAYMENTS Payments deferred for the first twenty-four months; interest still accrues After the deferral period, the Company makes monthly payments over a 28-year period.
Creditor(s):	PPP Loan
Amount Outstanding:	$685,052
Interest Rate:	1.0%
Maturity Date:	No Maturity Date
Other Material Terms:	The Company has submitted a forgiveness application for this loan and expects the loan to be forgiven in full. However, the Company has not received confirmation of

that yet.

Creditor(s):	Related Party Loan
Amount Outstanding:	$861,339
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

25. **What other exempt offerings has Deskless Workers Inc. conducted within the past three years?**

Date of Offering:	04/2022
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$75,000
Use of Proceeds:	General, administrative and payroll expenses

Date of Offering:	04/2022
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$80,093
Use of Proceeds:	General, administrative and payroll expenses

Date of Offering:	12/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$185,000
Use of Proceeds:	General, administrative and payroll expenses

Date of Offering:	02/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	$3,050,900
Use of Proceeds:	Cashless transaction to retire debt

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
David Young	CEO	Related Party Loan	$861,339

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Deskless Workers Inc. (the "Company") is a Washington corporation founded on December 19, 2015. Deskless Workers Platform is flexible to enable turnkey personalization and customized feature development to add new functionalities or integrations at a customer's request. The Deskless Workers Platform is fully developed and has been tested for military and private sector use. During the year ended December 31, 2021, the Company's operating expenses were $350,384 and interest expense amounted to $1,728. Also, the Company had other income from forgiveness of an SBA PPP loan for $685,052 and interest income of $8. As a result, the Company recorded a net income of $332,948. During the year ended on December 31, 2020, the Company's operating expenses were $486,276 and interest expense amounted to $140,542. As a result, the Company recorded a net loss of $626,810. The Company has issued several convertible promissory notes. In 2020, a total of $1,563,323 convertible promissory notes were issued with 8% APRs and maturity dates in 2021. During January 2021, a total of $379,269 of convertible notes were issued. Subsequent to these issuances, the full principal balance of the notes ($3,247,992 as of January 30, 2021) and their accrued interest ($211,878 as of January 30, 2021) converted to a total of 2,228,904 shares in the Company. Throughout 2021, the Company received $265,093 from the issuance of preferred and common stock and converted all $3,050,900 of convertible notes that were on the balance sheet in 2020 into stock. As a result of these transactions, the Company issued 1,605,293 shares of common stock and 1,086,880 shares of preferred stock. From January 01, 2022 through April 27, 2022, the Company issued 45,520 shares of common stock in exchange for $75,000. In 2020, the Company received loan proceeds of $685,052 under the Paycheck Protection Program ("PPP"). During 2021, this PPP loan was fully forgiven. However, in 2021 the Company received its second PPP loan for $685,052, which has the same terms as the first PPP loan. The Company has submitted the forgiveness application for this loan. However, the Company has not yet received confirmation that it is forgiven. During 2021, the Company received an EIDL loan, from the Small Business Administration for $90,700. This loan carries interest of 3.75%, and a thirty-year term. The loan also defers payments for the first twelve months. From January 01, 2022 through April 27, 2022, the Company received additional funds of $274,300, increasing the total amount due on the loan to $365,000. During 2021, the Company received $402,644 from the issuance of a related party notes payable. The total amount of the note payable is $861,339. There is no interest on the note payable and there are no minimum monthly payments. With this raise, the Company plans to allocate a higher percentage to compensation, research and development, sales and marketing, partner sales support as well as develop direct-to-customer channel and targeted internet marketing programs. The Company believes these activities will result in the traction needed to court venture capital funding. Under the amended articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 10,000,000 shares at $0.001 par value per share and 90,000,000 shares of common stock, at $0.001 par value per share.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Deskless Workers Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

Video Transcript: Speaker 1: When you think of a worker, this is probably what comes to mind. Most of us think of someone sitting behind a desk in an office, typing away. But did you know that over eighty percent of the global workforce is actually deskless. Speaker 2: Ahh what? Speaker 1: That's right. About 2.7 billion people out there don't work in an office and don't sit behind a desk, they work... Speaker 3: Here. Speaker 4: Here. Speaker 5: and here. Speaker 1: Unfortunately it's almost impossible for management to communicate effectively with their deskless employees. We have pioneered building easy-to-use software that lets your business communicate more effectively with your deskless workforce. Speaker 1: Hey Dick want to grab lunch today? Speaker 6: I can't, I have to go on-site today to figure out why my employees can't follow directions and do their job properly. They're not reading rules we post in the break room and they're not filling out paperwork when a job gets done. I have to keep chasing these guys just to get them on the phone. I wish I could just show them what they need to do and have confidence it was getting done like I need it to be done. Speaker 1: Listen Dick, you don't have bad employees. Your employees are awesome and feel just as disconnected but you can fix their problems by getting them on the best content publishing and communications platform for deskless workers. You can publish important announcements, training content, and even videos which can help reduce training costs and help new hires onboard quicker and become productive faster. Your employees can engage socially and provide real-time feedback to management which can improve collaboration, build a sense of community, and help employees feel more valued. You can create task lists for individual employees or groups and get real-time feedback when they complete their assigned tasks. You can even chat with them in real-time and let them get help from other people while they're on the job. Let your employees know that even though they may not have a desk, they always have a voice. Get them Deskless Workers and don't be like Dick.

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://desklessworkers.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.